04019908

TES
GE COMMISSION
20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 8570 |

AUG 16 2004

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frederick & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 E. Juneau Avenue
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lon P. Frederick (414) 271-1500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, Kloman, Moter & Repp, S.C.
(Name – *if individual, state last, first, middle name*)

12700 W. Bluemound Rd. (Address) Elm Grove (City) WI (State) 53122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Lon P. Frederick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frederick & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

DEBRA A. KRAUSE NOTARY PUBLIC STATE OF WISCONSIN

Notary Public

My commission expires August 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

Winter, Kloman, Moter & Repp, S.C.
CPAs SUPPORTING YOUR SUCCESS

# Independent Auditor's Report

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)

We have audited the accompanying statement of financial condition of Frederick & Company, Inc. (an S corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frederick & Company, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, investment securities not readily marketable amounting to approximately $137,000 (18 percent of stockholders' equity) as of December 31, 2003 have been valued at fair value as determined by management. We have reviewed the procedures applied by management in valuing such securities and investments and have inspected underlying documentation, and under the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, management's estimate of fair values may differ significantly from the values that would have been used had a ready market existed for the securities, and the differences could be material.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winter, Kloman, Moter & Repp, S.C.

February 18, 2004



12700 W. Bluemound Rd.
Elm Grove, WI 53122-2637
P: 262-797-9050 F: 262-797-8251

155 W. Wisconsin Av. Suite 208
Oconomowoc, WI 53066-5228
P: 262-567-6540 F: 262-567-7285

www.wkmr.com

**FREDERICK & COMPANY, INC.**
**(an S corporation)**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2003**

**ASSETS**

| | |
|---|---|
| Receivables: | |
| Venture fees | $ 18,000 |
| Reimbursable venture legal fees | 21,372 |
| Officers' advances | 24,000 |
| Securities owned: | |
| Marketable, at market value | 831,865 |
| Not readily marketable, at estimated fair value | 137,037 |
| Art inventory, at cost | 5,200 |
| Prepaid expenses | 2,966 |
| Property and equipment, at cost, less accumulated depreciation of $132,008 | 20,385 |
| Other assets | 4,750 |
| | $1,065,575 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | |
|---|---|
| **LIABILITIES** | |
| Checks outstanding in excess of bank balance | $ 1,741 |
| Line of credit - bank | 180,500 |
| Note payable - stockholder | 100,000 |
| Accounts payable | 27,673 |
| Accrued expenses | 8,493 |
| Total liabilities | 318,407 |
| **STOCKHOLDERS' EQUITY** | |
| Common stock: | |
| Series A, nonvoting, $1 par, authorized 100,000 shares; issued and outstanding 18,811 shares | 18,811 |
| Series B, voting, $1 par, authorized 50,000 shares; issued and outstanding 42 shares | 42 |
| Capital surplus | 1,518,219 |
| Retained earnings (deficit) | (789,904) |
| Total stockholders' equity | 747,168 |
| | $1,065,575 |

The Notes to Financial Statements are an integral part of these statements.

**FREDERICK & COMPANY, INC.**
**(an S corporation)**

**STATEMENT OF INCOME**
**For the Year Ended December 31, 2003**

| | |
|---|---|
| **REVENUES** | |
| Venture fees | $ 14,000 |
| Mutual fund trailer commissions | 7,740 |
| Interest and dividends | 9,318 |
| Unrealized gain on securities owned | 306,720 |
| | 337,778 |
| **EXPENSES** | |
| Compensation | 63,756 |
| Payroll taxes and benefits | 26,817 |
| Communications | 10,370 |
| Occupancy | 13,175 |
| Legal and professional | 31,911 |
| Travel, meetings, and entertainment | 7,339 |
| Dues and fees | 3,881 |
| Depreciation | 13,485 |
| Insurance | 3,675 |
| Interest | 8,499 |
| Other | 1,795 |
| | 184,703 |
| Net income | $153,075 |

The Notes to Financial Statements are an integral part of these statements.

FREDERICK & COMPANY, INC.
(an S corporation)

# STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2003

| | ---- Common Stock ---- Series A | Series B | Capital Surplus | Retained Earnings (Deficit) |
|---|---|---|---|---|
| **BALANCE**, beginning of year | $ 18,811 | $ 42 | $1,518,219 | $ (942,979) |
| Net income | 0 | 0 | 0 | 153,075 |
| **BALANCE**, end of year | $ 18,811 | $ 42 | $1,518,219 | $(789,904) |

The Notes to Financial Statements are an integral part of these statements.

**FREDERICK & COMPANY, INC.**
**(an S corporation)**

**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2003**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 153,075 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | |
| Depreciation | 13,485 |
| Unrealized gain on securities owned | (306,720) |
| **(Increase) decrease in:** | |
| Receivables | 151,702 |
| Prepaid expenses and other assets | 1,394 |
| **Increase (decrease) in:** | |
| Accounts payable and accrued expenses | (1,942) |
| Net cash provided by operating activities | 10,994 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of securities held for investment | (3,000) |
| Net cash used in investing activities | (3,000) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Net repayments on line of credit | (110,000) |
| Proceeds on note payable - stockholder | 100,000 |
| Net cash used in financing activities | (10,000) |
| Net decrease in cash | (2,006) |
| Cash - beginning of year | 265 |
| Checks outstanding in excess of bank balance - end of year | $ (1,741) |
| SUPPLEMENTAL CASH FLOW INFORMATION | |
| Cash paid during the period for interest | $ 7,687 |

The Notes to Financial Statements are an integral part of these statements.

**FREDERICK & COMPANY, INC.**
**(an S corporation)**

**NOTES TO FINANCIAL STATEMENTS**

**Note 1.** **Summary of Significant Accounting Policies**

**Formation of the Company:**

Frederick & Company, Inc. (a Wisconsin Corporation) was organized in 1960 and is located in Milwaukee, Wisconsin. The Company is a licensed securities broker-dealer, but its focus is in the investment banking business. The Company's primary specialty is in venture capital financings.

**Securities policies:**

Company security transactions are recorded on a trade date basis. Venture capital fees are recorded at the time signed subscription agreements and the related customer payments are received by the offering company.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in operations. For the year ended December 31, 2003, the unrealized loss included in the financial statements attributable to investment securities that are not readily marketable was approximately $24,000.

**Property and equipment:**

Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred and betterments are capitalized. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 5-20 years.

**Use of estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Provision for income taxes:**

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed personally on their proportionate share of the Company's taxable income. Therefore, no provisions for Federal or State income taxes currently payable or deferred have been included in these financial statements.

## FREDERICK & COMPANY, INC.
## (an S corporation)

## NOTES TO FINANCIAL STATEMENTS

**Note 2. Customer Transactions**

Effective December 2002, the Company transferred the remaining portion of its retail brokerage activities to a third party broker-dealer. The Company retained no customer accounts. Special safeguards have been established for the protection of funds received in connection with venture capital offerings. The Company has obtained an exemption from SEC Rule 15c3-3 under Subparagraph (k)(1).

**Note 3. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $298,844, which was $277,617 in excess of its required net capital. The Company's net capital ratio was 1.07 to 1.

**Note 4. Securities Owned**

Marketable securities owned consist of investment securities (corporate stocks) at quoted market values.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. The cost of securities not readily marketable at December 31, 2003 was approximately $168,000.

**Note 5. Bank Debt**

The Company has a revolving business bank note for a maximum credit limit of $300,000 due April 30, 2004. At December 31, 2003, there was an outstanding balance on this note of $180,500. Interest is payable monthly at the prime rate. The note is collateralized by marketable securities of the Company included in the financial statements with a fair market value of approximately $552,000.

**Note 6. Commitments**

The Company rents office space under a lease with a monthly rental payment of $2,800, which expired December 31, 2003. The Company expects to continue leasing this facility on a month-to-month basis at a rate of $960 monthly. During 2003, the Company subleased a portion of the facilities for $1,960 per month under an agreement that terminated December 31, 2003. Net rental expense was $10,800 for the year ended December 31, 2003.

Schedule I

# FREDERICK & COMPANY, INC.
(an S corporation)

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total consolidated stockholders' equity | | $747,168 |
| Deduct stockholders' equity not allowable for net capital | | 0 |
| Total stockholders' equity qualified for net capital | | 747,168 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | 0 |
| B. Other (deductions) or allowable credits | | 0 |
| Total capital and allowable subordinated borrowing | | 747,168 |
| Deductions and/or charges | | |
| A. Non-allowable assets | | |
| Securities not readily marketable | $137,037 | |
| Property and equipment | 20,385 | |
| Receivables from noncustomers | 63,372 | |
| Art inventory | 5,200 | |
| Prepaid expenses | 2,966 | |
| Other assets | 4,750 | |
| | 233,710 | |
| B. Secured demand note deficiency | 0 | |
| C. Commodity futures contracts and spot commodities | 0 | |
| D. Other deductions and/or charges - blockage charge | 0 | 233,710 |
| Net capital before haircuts on securities positions | | 513,458 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | |
| A. Contractual securities commitments | 0 | |
| B. Securities collateralizing secured demand notes | 0 | |
| C. Trading and investment securities | | |
| 1. Exempted securities | 0 | |
| 2. Debt securities | 0 | |
| 3. Options | 0 | |
| 4. Other securities | 124,780 | |
| D. Undue concentrations | 89,834 | 214,614 |
| Net capital | | $298,844 |

**FREDERICK & COMPANY, INC.**
**(an S corporation)**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2003**

| | |
|---|---|
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | |
| Items included in statement of financial condition | |
| Checks outstanding in excess of bank balance | $ 1,741 |
| Line of credit - bank | 180,500 |
| Note payable – stockholder | 100,000 |
| Accounts payable and accrued expenses | 36,166 |
| Items not included in statement of financial condition | |
| Market value of securities borrowed for which no equivalent value is paid or credited | 0 |
| Other unrecorded amounts | 0 |
| Total aggregate indebtedness | $318,407 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (6⅔% of total aggregate indebtedness) | $ 21,227 |
| Minimum dollar net capital requirement of reporting broker or dealer | 5,000 |
| Net capital requirement greater of above | $ 21,227 |
| Excess net capital | $277,617 |
| Excess net capital at 1000% | $267,003 |
| Percentage of aggregate indebtedness to net capital | 1.07 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** (included in Part II of Form X-17A-5 as of December 31, 2003) | |
| Net capital, as reported in Company's Part II (unaudited) | |
| FOCUS report | $296,700 |
| Audit adjustments | 2,144 |
| Net capital per above | $298,844 |
| **COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT** | |
| Company has not elected alternate method pursuant to Appendix C of rule 15c3-1 | N/A |

**FREDERICK & COMPANY, INC.**
**(an S corporation)**

**DETERMINATION OF RESERVE REQUIREMENTS**
**EXEMPTIVE PROVISION UNDER RULE 15c3-3**

**December 31, 2003**

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based.

A. (k)(1)* Limited business

B. (k)(2)(A) "Special Account for the Exclusive Benefit of Customers" maintained

C. (k)(2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis.

D. (k)(3) Exempted by order of the Commission

* The Company provided no retail brokerage activities and retained no customer accounts during 2003.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Board of Directors
Frederick & Company, Inc.
(an S corporation)

In planning and performing our audit of the financial statements and supplemental schedules of Frederick & Company, Inc. (an S corporation) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter, Kloman, Moter & Repp, S.C.

February 18, 2004